UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL



Date of Request: March 8, 2004

                                  QUICKEX, INC

             Nevada                                            11-3686652
---------------------------------                     --------------------------
 (State or other jurisdiction of                      (IRS Employer I.D. Number)
 incorporation or organization)

       306-609 WEST HASTINGS STREET, VANCOUVER, British Columbia V6B 4W4
--------------------------------------------------------------------------------
(Address of principal executive offices)     (City)          (State)       (Zip)

                                 (604) 683-6789
                     -------------------------------------
                        (Registrant's Telephone Number)

Securities  Act  registration  statement file number to which this form relates:
024-10078.

ITEM 1.  Withdrawal of Registration Statement.

On January 13, 2004, QuickEx, Inc., a Nevada corporation, filed an Offering Statement on Form 1-A, as amended on February 3, 2004, File No. 024-10078, with the Securities and Exchange Commission. The Board of Directors of QuickEx, Inc. has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Offering Statement on Form 1-A, File No. 024-10078.None of the units being offered pursuant to the Offering Statement have been offered or sold.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Vancouver, Province of British Columbia, Canada on the 8th day of March 2004.

                                                QuickEx, Inc.

                                                By:/s/ David J. Rogerson
                                                 -------------------------------
                                                 David J. Rogerson, President